SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference Call Connection Details

2Q23 Conference Call Thursday, July 27, 2023

Live Webcast Access at www.voegol.com.br/ir

In Portuguese	In English
12h30 (Brasília Time) 11h30 (New York Time) Zoom	11h00 (Brasília Time) 10h00 (New York Time) Zoom

1

Earnings Release Second Quarter 2023

GOL records EBITDA of R$947 million with margin increasing 8.1 p.p. to 22.8% in 2Q23

2Q23 Highlights:

•	GOL delivered highest 2Q revenue (R$4.1 billion) in the Company’s history, a 27.9% year over year increase;
•	Operating income (EBIT) reached R$537.2 million and margin expanded 11.4 p.p. vs. 2Q22 to 13.0%;
•	CASK down 7.9% and CASK-ex fuel stable, compared to 2Q22;
•	7 million passengers transported, a 19.9% increase year over year as corporate demand continues to grow;
•	Operating cash flow of R$675.9 million due to higher operating volumes and working capital initiatives;
•	Net leverage of 6.7x (5.0x in IFRS16 and 3.5x excluding the SSN due 2028), 1.1x lower than 1Q23 and 2.8x lower than 4Q22.

São Paulo, July 27, 2023 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), the largest domestic airline in Brazil, today announced its consolidated results for the second quarter of 2023 (2Q23). While typically the seasonally weakest period of the year, performance in the second quarter confirmed ongoing improvement in operating efficiency and productivity, and positioned the Company to make even further gains as growth in air travel continues.

Celso Ferrer, Chief Executive Officer, commented: “Thanks to the unparalleled work of our Team of Eagles – the best professionals in the industry –, we delivered solid operational performance by continuously providing our Customers a great product with best-in-class service. During this winter period, we reached approximately 91% of pre-pandemic capacity and achieved record revenue for any prior second quarter. We also maintained our disciplined approach to cost controls that continued to drive productivity and enabled us to achieve even higher unit revenue (PRASK) of 36.18 cents (R$), an 8.9% increase on year over year basis, through our focus on our revenue management strategies. We continue to prioritize reliability, profitability, and strengthening of our balance sheet.”

All information in this release is presented in Reais (R$), in accordance with international accounting standards (IFRS) and with adjusted metrics, made available to enable comparison of this quarter with the same period of the previous year (2Q22). Adjusted (recurring) indicators exclude non-recurring expenses related to the quarter's results and are detailed in the respective tables.

Summary of the Second Quarter 2023 Results (vs. 2Q22)

•	The number of Revenue Passenger Kilometers (RPK) increased by 13.4%, while Available Seat Kilometers (ASK) increased by 14.0%;
•	Net Revenue increased by 27.9% to R$4.1 billion, reaching a record for the second quarter. Ancillary Revenues, mainly from Smiles and Gollog, increased 72.7% to R$425.6 million;
•	Load Factor remained stable at 76.9%. The domestic load factor was 77.3%, a 0.7 pp increase, while the international load factor was 73.1%;
•	Aircraft utilization was 10.8 hours per day, 6% higher than the 10.2 hours in 2Q22;
•	The number of passengers transported by the Company was 7 million, a year-over-year increase of 19.9%;
•	Net Revenue per Available Seat Kilometer (RASK) increased by 12.2% to 40.3 cents (R$);
•	Average yield per passenger increased by 9.5%, to a record 47.1 cents (R$) for a second quarter;
•	Adjusted Cost Per Available Seat Kilometer (CASK) decreased by 8.4% to 34.89 cents (R$). CASK Fuel decreased by 17.8% to 13.20 cents (R$), due to the 22.2% reduction in jet fuel prices. Adjusted CASK ex-Fuel, decreased by 1.5% to 21.69 cents (R$) in the period;
•	EBITDA was R$947.3 million with a margin of 22.8%, while EBIT was R$537.2 million with a margin of 13.0%;
•	Net loss was R$415.7 million when excluding the revenue from exchange rate variation of R$0.9 billion;
•	Operating cash flow was R$0.7 billion due to higher operating volumes and working capital initiatives;
•	Total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivable) was R$4.1 billion on 06/30/2023, a decrease of 8.4% compared to 03/31/2023; and

•       The net debt ratio (including 7x annual lease payments and excluding perpetual bonds) over recurring LTM EBITDA was 6.7x on 06/30/2023 (5.0x under IFRS16 and 3.5x excluding the SSN due 2028), a decrease of 1.1x compared to the leverage on 03/31/2023.

2

Earnings Release Second Quarter 2023

Management Comments

For the second quarter, GOL increased in its supply (ASK) by 14% year-over-year, equivalent to nearly 91% of 2Q19 capacity. Combined with increased productivity and higher ancillary revenues, the Company recorded EBITDA margin of 22.8%, which was achieved in a period which is seasonally the weakest quarter of the year.

“We remain committed to maintaining the lowest level of unit costs in the industry. Deployment of our operating fleet remained at a high level reaching approximately 11 hours per day, an increase of 5.9% compared to 2Q22. As capacity grows and the entire fleet resumes operations, we expect that with our low-cost discipline and the commitment of our Team of Eagles to deliver the best Customer satisfaction, we will even further strengthen GOL’s competitive advantage in the market,” added Celso Ferrer.

Confirmed New Level of Revenues and Sales

The Company’s 2Q23 net revenue increased 28% year-over-year to R$4.1 billion, the highest level of 2Q revenue in its history, with important advances in the Smiles and Gollog businesses. This record revenue was driven by continued broad-based strength in demand. The Company also achieved nearly R$5.1 billion in sales volume, primarily driven by leisure traveler demand.

Several initiatives contributed to a significant 12.2% increase in RASK (revenue per available seat kilometer) and a 9.5% increase in yield compared to 2Q22.

“Our discipline in yield management allowed us to reach a continuous quarter over quarter increase in unit revenue. These results were achieved through our capacity discipline and seat inventory management, besides our continuous investments in tools and technologies for fare and inventory management. Our digital channels delivered an enhanced experience for our Customers and helped enable the sale of additional services that added further value to the air travel experience,” said Eduardo Bernardes, Chief Revenue Officer.

Cost Performance and Capacity Management

In meeting the ongoing growth in demand, GOL continues its focus on sustainable growth and on diversification with the opening of new bases in the regional market. The Company’s load factor increased to 76.9%, 0.3 percentage point above 2Q22.

GOL expanded its supply (ASKs) by 14.0% over 2Q22, reaching around 91% of its 2Q19 capacity and surpassing 100% on select dates. Compared to 1Q23, a seasonally stronger quarter, ASKs reduced by approximately 8%. Aircraft utilization reached 10.8 hours per day, a testament to the Company’s focus on increasing productivity and further reducing unit cost. In the international market, the Company continued to grow its supply at a stronger pace (73.1% versus 2Q22), reaching around 63% of its 2Q19 capacity.

The number of departures increased by approximately 20% versus 2Q22, due mainly to a network redesign and the opening of regional markets. The cities of Ribeirão Preto and São José do Rio Preto, São Paulo, started to receive GOL’s Boeing 737s, which connected Customers to diverse national destinations such as Rio de Janeiro, Salvador, Curitiba and Brasília.

Unit cost (CASK) excluding the cargo fleet reached 34.89 cents (R$), around 3% lower than the previous quarter, even with ASKs lower by 8%. The reduction in the cost of jet fuel in the period helped reduce the quarter’s unit cost. The unit cost excluding fuel (CASK Ex-Fuel) and the cargo fleet reached 21.69 cents (R$), which was approximately 1.5% lower than 2Q22 and 7.2% higher than 1Q23, even with an 8% reduction in supply over the same period.

Smiles and Gollog Continue to Leverage Value

Smiles Viagens, our new tour operator, was launched in the second quarter. Created to capture synergies between GOL and Smiles, it enables the offer of complete packages to the B2C market with a unique online sales experience for both national and international destinations. Later this year, Smiles Viagens will also begin serving the B2B market, thereby expanding its reach to travel agents and other distribution channels, as well as strengthening partnerships with agencies, hotels and OTAs.

In 2Q23, the Company maintained the high growth rate of its cargo and loyalty businesses, both in billings and revenue. Billings from these businesses was R$1.4 billion, while GOL’s ancillary revenue grew by 72.7% in the same period.

Smiles, the largest loyalty program in the country, achieved billing growth of 21.6% versus 2Q22, reaching levels in excess of R$1.2 billion. Smiles achieved a 10% growth in its clients membership base and has about eight million more members compared to its closest competitor.

Gollog, the cargo business, more than doubled its quarterly gross revenue to R$247 million y-o-y. During 2Q23, the Company added one Boeing 737 freighter aircraft to its fleet, reaching a total of four, as part of the exclusive agreement with Mercado Livre for cargo transportation. Total cargo aircraft is expected to reach six by the end of the year and further expand to 12 cargo aircraft in the future.

“We continue to capture synergies from the reincorporation of Smiles at an accelerated pace. In less than two years, Smiles has in effect doubled its revenue compared to the pre-pandemic period. Now, with Smiles Viagens in operation, we envision even greater potential to add to our ancillary revenues as GOL continues to strengthen” said Carla Fonseca, Director of Customer Experience and President of Smiles.

3

Earnings Release Second Quarter 2023

Customer Experience and Loyalty

Smiles expanded its customer base by more than 8% to 21.8 million compared to the 2Q22, demonstrating the high value that is being generated from the combination of the loyalty business with the operating airline in 2021.

The Company focused on several important initiatives and investments, including the expansion of its network and the entry into new regional markets, plus improvements in its digital channels, and the continuous evolution of its cargo (Gollog) and loyalty (Smiles) businesses.

GOL was recognized as the Best Airline in South America (APEX Passenger Choice Award 2023), which demonstrates the dedication and hard work of the Team of Eagles in exceeding passenger expectations. It also reflects the Company’s continued commitment to Being First for All by providing exceptional service, overall flight quality and a unique Customer experience. Through its dedication to providing safe, comfortable and efficient flights, GOL remains the leader in the sector, establishing a standard of excellence that elevates the aviation industry in the region.

Fleet Plan Update

During 2Q23, as part of the fleet transformation plan, the Company returned two Boeing 737-NG aircraft, which reduced the idleness of the fleet, and received one new Boeing 737-NG cargo aircraft into operations. As of June 30, 2023, GOL had a fleet of 143 Boeing 737 aircraft, of which 38 are MAX 8s, 101 are NGs and four are 800BCF freighters.

GOL continues to pioneer in liability management. In December 2022, the Company successfully placed a secured debt instrument to address liabilities with lessors, which was further expanded with two retaps in 2023. GOL also recently completed a major debt restructuring, led by the Abra Group, where US$1.1 billion face value of debt was repurchased. “The ongoing restructuring of our aircraft leases is expected to enable a long-term increase in free cash flow, while also continuing to honor our commitments and partnerships,” concluded Mario Liao, Chief Financial Officer.

ESG Developments

#MyFlightOffsets is an important and innovative means for Customers to achieve voluntary carbon neutralization. GOL offers carbon offsetting when tickets are purchased on the Company’s website. Since the launch of the partnership with MOSS in 2Q21, over 14 thousand tons of CO2 have already been offset, equivalent to the preservation of more than 3,600 hectares of forests.

In May, the ANAC authorized GOL to use Digital Navigation on board the aircraft, which will further contribute to current initiatives that save on paper and fuel consumption. Since the beginning of the Paperless Project, in 2018, the Company estimates savings of 41.5 million sheets of paper and 48.9 million liters of aviation kerosene.

GOL created affinity groups to intensify and broaden the debate on diversity and inclusion, in addition to intensifying the training program for the entire Team of Eagles.

The Company also initiated a Demographic Census in order to increase the knowledge and understanding of its Employees with the goal of strengthening the values of the Team of Eagles and the GOL culture of being simple, human and intelligent.

4

Earnings Release Second Quarter 2023

Operational and Financial Indicators

Traffic Data - GOL (in million)	2Q23	2Q22	% Var.
RPK GOL – Total	7,904	6,967	13.4%
RPK GOL – Domestic	7,160	6,457	10.9%
RPK GOL – Foreign Market	745	510	46.1%
ASK GOL – Total	10,284	9,021	14.0%
ASK GOL – Domestic	9,265	8,432	9.9%
ASK GOL – Foreign Market	1,018	589	72.8%
GOL Load Factor – Total	76.9%	77.2%	(0.3 p.p.)
GOL Load Factor – Domestic	77.3%	76.6%	0.7 p.p.
GOL Load Factor – Foreign Market	73.1%	86.7%	-13.6 p.p.
Operating Data	2Q23	2Q22	% Var.
Revenue Passengers - Pax on Board ('000)	7,008	5,847	19.9%
Aircraft Utilization (Block Hours/Day)	10.8	10.2	5.9%
Departures	54,570	45,538	19.8%
Total Seats (‘000)	9,513	8,024	18.6%
Average Stage Length (km)	1,067	1,124	(5.1%)
Fuel Consumption in the Period (mm liters)	289	245	18.0%
Full-Time Employees (at period end)	13,835	14,290	(3.2%)
Average Operating Fleet(4)	109	98	11.2%
On-Time Departures	92.3%	94.7%	(2.4 p.p.)
Flight Completion	98.5%	99.4%	(0.9 p.p.)
Passenger Complaints (per 1,000 pax)	0.93	2.42	(61.6%)
Lost Baggage (per 1,000 pax)	2.32	2.25	3.1%
Financial Data	2Q23	2Q22	% Var.
Net YIELD (R$ cents)	47.07	43.00	9.5%
Net PRASK (R$ cents)	36.18	33.21	8.9%
Net RASK (R$ cents)	40.32	35.94	12.2%
CASK (R$ cents)	35.09	38.07	(7.9%)
CASK Ex-Fuel (R$ cents)	21.89	22.01	(0.5%)
Adjusted CASK (R$ cents) (5)	34.89	38.07	(8.4%)
Adjusted ex-fuel CASK (R$ cents) (5)	21.69	22.01	(1.5%)
Breakeven Load Factor (Ex-Non Recurring Expenses)	66.9%	76.0%	(9.1 p.p.)
Average Exchange Rate(1)	4.95	4.92	0.6%
End of Period Exchange Rate(1)	4.97	5.24	(5.1%)
WTI (Average per Barrel, US$)(2)	73.80	108.41	(31.9%)
Fuel Price per Liter (R$) (3)	4.69	6.03	(22.2%)
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.60	1.03	(41.7%)

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS and COFINS/liters credits consumed; (4) Medium fleet excluding sub-leased aircraft and MRO aircraft. Some figures may differ from quarterly information - ITR due to rounding. (5) Excludes costs related to the freighter operations.

Domestic Market

Demand in the domestic market reached 7,160 million RPK, an increase of 10.9% compared to 2Q22.

Supply in the domestic market reached 9,265 million ASK, representing an increase of 9.9% compared to 2Q22.

Load factor was 77.3% and the Company transported approximately 6.7 million Customers in 2Q23, an increase of 15.1% compared to the same quarter of the previous year.

International Market

The supply in the international market, measured in ASK, was 1,018 million and the demand (in RPK) was 745 million.

During this period GOL transported approximately 281,000 passengers in this market.

Volume of Departures and Total Seats

In 2Q23 the Company’s total volume of takeoffs was 54,570, representing an increase of 19.8% compared to 2Q22. The total number of seats available in the market was 9.5 million, representing an increase of 18.6% compared to the same period in 2022.

5

Earnings Release Second Quarter 2023

PRASK, RASK and Yield

Net PRASK in 2Q23 was 8.9% higher compared to 2Q22, reaching 36.18 cents (R$). The Company's net RASK was 40.32 cents (R$), representing an increase of 12.2% compared to the same period of the previous year. Net yield recorded in 2Q23 was 47.07 cents (R$), resulting in an increase of 9.5% compared to 2Q22.

All profitability indicators for the quarter, described above, also showed significant evolution compared to the same period in 2019, demonstrating the Company's advances efficient capacity management and pricing.

Income Statement

Income Statements in IFRS (R$ MM)	2Q23	2Q22	% Var.
Net Operating Revenue	4,145.9	3,242.1	27.9%
Passenger Transportation	3,720.3	2,995.7	24.2%
Cargo and Others	425.6	246.4	72.7%
Operating Costs and Expenses	(3,608.7)	(3.,434.0)	5.1%
Personnel	(592.6)	(493.9)	20.0%
Personnel – Operations	(396.5)	(357.6)	10.9%
Personnel – Others	(196.1)	(136.3)	43.9%
Jet Fuel	(1,357.2)	(1,448.9)	(6.3%)
ICMS Tax on Fuel	(146.2)	(122.3)	19.5%
Fuel (ex-ICMS)	(1,211.0)	(1,326.6)	(8.7%)
Landing Fees	(218.6)	(172.1)	27.0%
Passenger Costs	(207.3)	(171.3)	21.0%
Services	(309.0)	(215.7)	43.3%
Sales and Marketing	(190.3)	(242.9)	(21.7%)
Maintenance, Material and Repairs	(289.4)	(89.6)	223.0%
Depreciation and Amortization	(410.1)	(388.2)	5.6%
Others	(34.2)	(211.3)	(83.8%)
Operating Income (Expenses) (EBIT)	537.2	(191.9)	NM
Operating Margin	13.0%	(5.9%)	NM
Other Financial Revenues (Expenses)	(2.6)	(2,776.6)	(99.9%)
Interest on Loans and Financing	(752.4)	(597.6)	25.9%
Gains from Short-Term Investments	(11.6)	31.1	NM
Exchange Rate Cash Changes	963.1	(2,024.1)	NM
Net Income (Loss) from Derivatives	(11.7)	2.6	NM
Income (Expenses) from ESN and Capped Calls	8.8	36.5	(75.9%)
Other Net Revenues (Expenses)	(198.8)	(225.1)	(11.7%)
Income (Loss) before Income Tax/Social Contribution	534.6	(2,968.5)	NM
Net Margin before Taxes	12.9%	(91.6%)	NM
Income Tax	21.7	117.4	(81.5%)
Current Income Tax	(7.5)	121.9	NM
Deferred Income Tax	29.2	(4.5)	NM
Net Income (Loss) after Minority Interest	556.3	(2,851.1)	NM
Net Margin	13.4%	(87.9%)	NM
Earnings (Loss) Per Share (EPS) in R$	1.33	(6.81)	NM
Weighted Average Number of Shares (Million)(3)	418.7	418.5	0,1%
Earnings (Loss) Per ADS in US$	0.53	(2.60)	NM
Weighted Average Number of ADSs (Million)(3)	209.3	209.2	0,1%
Earnings (Loss) Per Share (EPS) in R$(5)	-	-	NM
Weighted Average Number of Shares (Million)(4)	456.2	454.5	0.4%
Earnings (Loss) Per ADS in US$(5)	-	-	NM
Weighted Average Number of ADSs (Million)(4)	228.1	227.2	0.4%
Recurring (R$ MM)	2Q23	2Q22	% Var.
Net Income (Loss) before Minority Interest	556.3	(2,851.1)	NM
Financial Expenses	2.6	2,776.6	(99.9%)
Expenses with Income Taxes	(21.7)	(117.4)	(81.5%)
Depreciation and Amortization	410.1	388.2	5.6%
Non-Recurring Expenses	-	242.7	NM
Recurring EBITDA	947.3	439.0	NM
Recurring EBITDA Margin	22.8%	13.5%	9.3 p.p.
Recurring EBIT	537.2	50.8	NM
Recurring EBIT Margin	13.0%	1.6%	11.4 p.p.
Recurring Pre-Tax Income¹	(437.4)	(738.2)	(40.7%)
Recurring Pre-Tax Margin¹	(10.5%)	(22.8%)	12.3 p.p.
Recurring Net Income	(415.7)	(620.8)	(33.0%)
Recurring Net Income Margin	(10.0%)	(19.1%)	9.1 p.p.
Earnings Per Share (LPA) Diluted in R$ (1) (2) (4) (5)	-	-	NM
Earnings Per ADS Equivalent Diluted in US$ (1) (2) (4) (5)	-	-	NM

(1) Excludes unrealized gains and losses from esn/capped calls mark-to-market and gains and losses from exchange variation on debt. (2) Excludes net exchange and monetary variations. (3) Excludes effects of options and warrants related to ESNs. (4) Includes options effects and warrants related to ESNs. (5) Not applicable. there is no forecast of dilution of injury in international accounting standards (IFRS).

6

Earnings Release Second Quarter 2023

Net Revenue

Net operating revenue in the first quarter was a record R$4.1 billion, 27.9% higher than in 2Q22 and 32.0% higher than in 2Q19. Ancillary revenues totaled R$425.6 million, up 72,7% compared to 2Q22 and about 10.3% of total net revenue in the second quarter of 2023, an increase of 2.7 p.p. versus 2Q22.

Operational Expenses

CASK in 2Q23 was 35.09 cents (R$), representing a reduction of 7.9% when compared to 2Q22, mainly as a result of the decline in the cost of fuel. The unit cost excluding fuel and cargo aircraft operations decreased by 1.5%. Fuel unit cost showed a reduction of 17.2% mainly due to the reduction in the price of aviation fuel and the greater use of the new Boeing 737-MAX aircraft in GOL's operations.

The cost indicators per ASK are described in this section and on a comparative basis. Explanations of the variations are based on the recurring reported figures.

Operational Expenses (R$ MM)	2Q23	2Q22	% Var.
Personnel	(592.6)	(493.9)	20.0%
Personnel – Operations	(396.5)	(357.6)	10.9%
Personnel – Others	(196.1)	(136.3)	43.9%
Aviation Fuel	(1,357.2)	(1,448.9)	(6.3%)
ICMS Tax on Fuel	(146.2)	(122.3)	19.5%
Fuel (ex-ICMS)	(1,211.0)	(1,326.6)	(8.7%)
Landing Fees	(218.6)	(172.1)	27.0%
Passenger Costs	(207.3)	(171.3)	21.0%
Services	(309.0)	(215.7)	43.3%
Sales and Marketing	(190.3)	(242.9)	(21.7%)
Maintenance. Material and Repairs	(289.4)	(89.6)	NM
Depreciation and Amortization	(410.1)	(388.2)	5.6%
Other Expenses	(34.2)	(211.3)	(83.8%)
Total Operating Expenses	(3,608.7)	(3,434.0)	5.1%
Operating Expenses Ex-Fuel	(2,251.5)	(1,985.1)	13.4%
Non-Recurring Expenses	-	(242.7)	NM
Operating Expenses per ASK	2Q23	2Q22	% Var.
Personnel	(5.76)	(5.48)	5.1%
Personnel – Operations	(3.86)	(3.96)	(2.5%)
Personnel – Others	(1.91)	(1.51)	26.5%
Aviation Fuel	(13.20)	(16.06)	(17.8%)
ICMS Tax on Fuel	(1.42)	(1.36)	4.4%
Fuel (ex-ICMS)	(11.78)	(14.71)	(19.9%)
Landing Fees	(2.13)	(1.91)	11.5%
Passenger Costs	(2.02)	(1.90)	6.3%
Services	(3.01)	(2.39)	25.9%
Sales and Marketing	(1.85)	(2.69)	(31.2%)
Maintenance. Material and Repairs	(2.81)	(0.99)	NM
Depreciation and Amortization	(3.99)	(4.30)	(7.2%)
Other Expenses	(0.33)	(2.34)	(85.9%)
CASK (R$ cents)	(35.09)	(38.07)	(7.9%)
CASK Ex-Fuel	(21.89)	(22.01)	(0.5%)
Adjusted CASK (R$ cents) (1)	(34.89)	(38.07)	(8.4%)
Adjusted CASK Ex-Fuel (R$ cents) (1)	(21.69)	(22.01)	(1.5%)

(1) Excludes costs related to the freighter operations.

Personnel expenses per ASK: higher by 5.1% due to the 14% increase in ASKs, producing higher variable remuneration of crews, offset by lower costs related to labor contingencies in the period.

Aviation fuel expenditures per ASK: lower by 17.8%, mainly due to the reduction in the price of jet fuel (QAV), tax incentives and higher ASKs.

Landing and take-off fees per ASK: higher by 11.5%, mainly due to the 20% increase in the number of departures and the resumption of international flights to a higher level, partially offset by the 14.0% increase in ASKs.

Passenger expenses per ASK: higher by 6.3%, mainly as a result of higher expenses for ramp services, handling and passenger re-accommodation, partially offset by the 14.0% higher ASKs in the period.

Provision of services per ASK: higher by 25.9% due to higher expenses with IT services, due to the 19.9% increase in the number of passengers transported in the period, as well as expenses with consulting services and legal assistance.

7

Earnings Release Second Quarter 2023

Commercial and advertising per ASK: lower by 31.2%, due to a decline in administrative expenses related to the purchase and sale of airline tickets, and also impacted by the 14.0% increase in ASKs in the period.

Maintenance and repair material per ASK: higher by 184%, due to higher engine maintenance expenses from the return of two aircraft and investments in parts to support the increase in operations.

Depreciation and amortization per ASK: lower by 7.2%, mainly due to adjustments in the discount rate for leasing contracts and accounting methodology for the depreciation of certain aircraft maintenance services, partially offset by the 14.0% increase in ASKs.

Other revenues and expenses per ASK: lower by 85.9%, due to the recovery of expenses from legal contingencies, SLB gains on spare engines and higher ASKs in the period.

Operating Results

EBIT recorded in 2Q23 was R$537.2 million, representing an operating margin of 13.0%. On a per available seat-kilometer basis EBIT reached 5.2 cents (R$).

EBITDA recorded in 2Q23 was R$947.3 million, representing a margin of 22.8%. EBITDA on an available seat-kilometer basis in the period was 9.2 cents (R$).

EBIT and EBITDA Reconciliation (R$ MM)	2Q23	2Q22	% Var.
Net Income (Loss)	556.3	(2,851.1)	NM
(-) Non Recuring Events	-	(242.7)	NM
Recuring Net Income (Loss)	556.3	(2,608.4)	NM
(-) Income Tax	(21.7)	(117.4)	(81.5%)
(-) Net Financial Result	2.6	2,776.6	(99.9%)
Recurring EBIT (1)	537.2	50.8	NM
Recuring EBIT margin (1)	13.0%	1.6%	11.4 p.p.
(-) Depreciation and Amortization	410.1	388.2	5.6%
Recurring EBITDA	947.3	439.0	NM
Recurring EBITDA margin	22.8%	13.5%	9.3 p.p.
EBITDA Calculation (R$ centavos/ASK)	2Q23	2Q22	% Var.
Net Revenue	40.32	35.94	12.3%
Recurring Operating Costs and Expenses	(35.09)	(35.38)	(0.8%)
Recurring EBIT (1)	5.22	0.56	NM
Depreciation and Amortization	(3.99)	(4.30)	(7.0%)
Recurring EBITDA (1)	9.21	4.87	87.8%

(1) Excludes non-recurring results. *According to CVM Instruction No. 527. the Company presents the reconciliation of EBIT and EBITDA. according to which: EBIT = net income (loss) (+) taxes on income and social contributions (+) net financial result; and EBITDA = net income (loss) (+) taxes on income and social contributions (+) net financial result (+) depreciation and amortization. Some figures in the report may differ from quarterly information - ITR due to rounding.

Results of Hedge Operations

The Company uses hedge accounting for the purpose of accounting for some of its derivative instruments. In 2Q23, GOL recognized a loss of R$11.7 million in its hedging operations in the Company's financial results.

Fuel: GOL recognized net losses of R$8.5 million in its hedging operations to mitigate the Company's exposure to changes in the price of aviation fuel on the Company's financial results.

Interest: Transactions to protect the cash flow of future leasing contracts, whose installments are exposed to floating rate volatility and the loan interest rate swap transaction resulted in losses of R$1.4 million in financial results in 2Q23.

Exchange rate: The Company recognized losses of R$1.8 million on foreign exchange hedging derivative transactions during 2Q23.

8

Earnings Release Second Quarter 2023

Income Tax

In 2Q23, the expense of Income Tax and Contributions was R$21.7 million, an increase compared to 2Q22 due to the decrease in taxable income in the period.

Net Income and Earnings per Share

In 2Q23, the Company recorded net income of R$0.5 billion (a net loss of R$0.4 million excluding gains from net exchange variation of R$0.9 billion and a variation of R$8.8 million related to the results of Exchangeable Notes and Capped Calls). This result represents net income per share of R$1.20 and earnings per ADS of US$0.48.

Net Income (Expenses) (R$ MM)	2Q23	2Q22	% Var.
Net Income (Loss)	556.3	(2,851.1)	NM
(-) Income (Expenses) from ESN and Capped Calls	(8.8)	(36.5)	(75.9%)
(-) Exchange Rate Changes. Net(1)	(963.1)	2,024.1	NM
Net Income (Loss) for the Period(4)	(415.7)	(581.7)	(28.5%)
Earnings Per Share and Per ADS	2Q23	2Q22	% Var.
Weighted Average Number of Shares(2)	418.7	418.5	0.0%
Weighted Average Number of ADS(3)	209.3	209.2	0.0%
Basic Net Earnings (Loss) per Share in R$	(1.20)	(6.8)	(82.35%)
Basic Net Earnings (Loss) per ADS in US$	(0.48)	(2.8)	(82.86%)
Diluted Earnings per Share and per ADS	2Q23	2Q22	% Var.
Diluted Weighted Average Number of Shares(2)	456.2	454.5	0.3%
Diluted Weighted Average Number of ADS(3)	228.1	227.2	0.4%
Diluted Earnings (Loss) per Share in R$(5)	-	-	NM
Diluted Earnings (Loss) per ADS in US$(5)	-	-	NM

(1) The difference between the amount presented and the amount disclosed in the income statement of the quarterly information – ITR for the period ended December 31. 2021. is allocated to the results of ESN and capped calls. (2) Considers the ratio of 35 common shares per preferred share. The number of diluted shares used for the calculation was 456.2 million in 4Q22. including the additional effects of converting ESNs into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes the results of (i) net exchange variation; (ii) Exchangeable and capped calls; and (iii) non-recurring related. (5) Not applicable. there is no forecast of dilution of injury in international accounting standards (IFRS).

Cash Flow

Operating activities generated cash flow of approximately R$0.3 billion in 2Q23 due to working capital initiatives and the higher volume during the quarter.

Investment activities consumed approximately R$0.2 billion net in the quarter, mainly due to investments in parts inventory and engine maintenance to increase the operating fleet.

Financing activities in 2Q23 consumed R$0.4 billion, mainly impacted by R$0.1 billion in loan payments, R$0.5 billion in lease payments and R$0.2 billion in loan funding.

Summarized Consolidated Cash Flow (R$ MM)	2Q23	2Q22	% Var.
Net Income (Loss) for the Period	556.3	(2,851.1)	NM
Non-Cash Items Adjustment	426.4	3,007.2	(85.8%)
Net Profit (Loss) After Non-Cash Items Adjustment	982.7	156.1	NM
Net Cash for (Used in) Operating Activities	395.8	481.9	(17.9%)
Net Cash Used in Investing Activities	(233.5)	(258.0)	(9.5%)
Net Cash Flow	162.3	223.9	(27.5%)
Net Cash from (Used in) Financing Activities	(449.8)	201.0	NM
Net Increase (Decrease) in Liquidity(1)	(287.5)	424.9	NM
Total Liquidity at the Beginning of the Period	1,842.3	1,487.5	23.9%
Trade Receivables at the Beginning of the Period	1,036.7	956.5	8.4%
Trade Receivables at the End of the Period	841.2	1,091.9	(23.0%)
Total Liquidity at the End of the Period	1,554.8	1,912.4	(18.7%)

(1)	Includes cash balances. cash equivalents. financial investments. trade receivables and securities and amounts receivable.

Liquidity and Indebtedness

In 2Q23, the Company's total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivable) was R$4.1 billion, an increase of 1.9% compared to the same period a year earlier.

9

Earnings Release Second Quarter 2023

On June 30, 2023, GOL recorded a total of R$12.2 billion in Loans and Financing, of which R$1.4 billion is recorded in current liabilities. The total lease liability recorded is R$9.6 billion.

Total gross debt recorded in 2Q23 was R$21.9 billion (R$33.3 billion assuming the UDM x7 payment methodology), representing a decrease of 5.5% and 4.2% compared to 2Q22 and 1Q23, respectively. The ratio of adjusted net debt to EBITDA UDM was 6.7x on 06/30/23 (including 7x leases). The average maturity of the Company's debt, excluding aircraft leases and perpetual bonds, was 3.4 years. The average rate on debt in Reais was 18.8% and on obligations in US Dollars, excluding aircraft leases and perpetual bonds, was 12.6%.

Liquidity (R$ MM)	2Q23	2Q22	% Var.
Cash. Short-Term Investments and Restricted Cash	713.6	820.5	(13.0%)
Trade Receivables	841.2	1,091.9	(23.0%)
Deposits	2,511.5	2,076.5	20.9%
Total Liquidity	4,066.3	3,988.9	1.9%
Total Liquidity as a % of LTM Net Revenue	22.8%	35.3%	(12.5 p.p.)
Debt (R$ MM)	2Q23	2Q22	% Var.
Bank Loans	78.1	40.0	95..3%
Aircraft and Engines Financing and Maintenance	173.8	497.8	(65.1%)
Leases (annual lease IFRS-16)	9,664.7	11,611.6	(16.8%)
Bonds	11,028.3	7,844.8	40.6%
Exchangeable Notes	290.7	1,812.2	(84.0%)
Perpetual Notes	681.8	822.4	(17.1%)
Total Loans and Financing	21,917.4	22,628.8	(3.1%)
Financial Short-Term Debt (IFRS-16)	1,449.3	761.5	90.3%
Financial Long-Term Debt (IFRS-16)	10,803.4	10,255.6	5.3%
Debt and Leverage (R$ MM) (Unaudited)	2Q23	2Q22	% Var.
Gross Debt Ex-Perpetual Notes (R$ MM)	21,235.6	21,806.4	(2.6%)
Total Cash (R$ MM)	713.6	820.5	(13.0%)
Adjusted Net Debt (R$ MM)	20,522.0	20,985.9	(2.2%)
% of Gross Debt in Foreign Currency	51.1%	43.6%	7.5 p.p.
% of Short-Term Debt	11.8%	6.9%	4.9 p.p.
% of Long-Term Debt	88.2%	93.1%	(4.9 p.p.)
Total Loans and Financing	21,917.4	22,628.8	(3.1%)
- Perpetual Notes	681.8	822.4	(17.1%)
- Total Cash	713.6	820.5	(13.0%)
= Net Debt (Ex-Perpetual Notes)	20,522.0	20,985.9	(2.2%)
Adjusted EBITDA UDM(2)	4,083.1	2,498.0	63.5%
Adjusted Net Debt / EBITDA UDM(1,2)	5.0x	8.4x	(3.4x)
Adjusted Gross Debt / EBITDA UDM(1,2)	5.2x	8.7x	(3.0x)
Adjusted Net Debt / EBITDA UDM(1,2)	6.7x	9.5x	(2.8x)
Adjusted Gross Debt / EBITDA UDM(1,2)	6.9x	9.9x	(3.0x)

(1) Excluding perpetual notes and considering aircraft leases x 7 times. (2) Excluding non-recurring expenses

10

Earnings Release Second Quarter 2023

 Financial Debt Amortization Schedule (in billion) 1

1-	In the currency of issuance/contracting
2-	Excluding perpetual bonds

Fleet

At the end of 2Q23, GOL’s total fleet was 143 Boeing 737 aircraft, of which 101 were NGs, 38 were MAXs and 4 were Cargo NGs. The Company’s fleet is 100% composed of narrowbodies, with 97% financed via operating leases and 3% financed via finance leases.

Total Fleet at End of Period	2Q23	2Q22	Var.	1Q23	Var.
Boeing 737	143	144	2	144	-2
737-700 NG	19	21	-2	19	0
737-800 NG	82	89	-9	84	-4
737-800 NG Freighters	4	0	5	3	2
737-MAX 8	38	34	4	38	0

As of June 30, 2023, GOL had 107 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 70 were for the 737-MAX 8 model and 37 for the 737-MAX 10 model. The Company's fleet plan provides for the return of 13 NGs by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

11

Earnings Release Second Quarter 2023

Outlook

GOL updates its financial projections for 2023 to reflect the results achieved in the first semester of the year, in addition to revising its projections for the second semester, considering the new level of jet fuel prices observed and capacity adjustments. To assist investor and analysts in understanding how GOL approaches its short to medium term planning, the Company shares the following indicators:

Financial Outlook (Consolidated. IFRS)	2023E Previous	2023E Updated
Total operational fleet (average)	114 – 118	114 – 118
ASKs, System (% change)	15 – 20%	10 - 15%
Seats, System (% change)	20 – 25%	15 - 20%
Departures, System (% change)	20 – 25%	15 - 20%
Average load factor (%)	~81%	~81%
Net revenues (R$bn)	~19.5	~19.3
Non-fuel CASK[2] (US$ cents)	~3.6	~3.8
Fuel price (R$/liter)	~5.4	~5.1
EBITDA margin² (%)	~24%	~25%
EBIT margin² (%)	~14%	~15%
Net financial expense[3] (R$bn)	~2.1	~2.1
Pre-tax margin[3] (%)	~3%	~4%
Effective income tax rate (%)	~24%	~24%
Capex. net[4] (R$mm)	~600	~600
Aircraft Acquisitions (R$mm)	~800	~500
Aircraft Debt (7x Annual Aircraft Rent) (US$bn)	~3.5	~3.5
Financial Debt (US$bn)	~2.7	~2.7
Net Debt5 / EBITDA[2] (x)	~6x	~6x
Fully-diluted shares out.[6] (mm)	~435	~435
EPS, fully diluted (R$)[3]	~0.3	~0.3
Fully-diluted ADS out.[6] (mm)	~217.5	~217.5
EPADS, fully diluted (US$)[3]	~0.2	~0.2

(1) Cargo. loyalty. buy-on-board and other ancillary revenues; (2) Recurring operating results. excluding cargo aircraft; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Capex. net is calculated as gross capex (capitalized aircraft maintenance) less financed capex (credit facilities to finance assets and capitalized maintenance costs) ; (5) Including 7x annual aircraft lease payments and excluding perpetual bonds; and (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

12

Earnings Release Second Quarter 2023

ESG Review

With the aim of creating a more inclusive, ethical, and safe environment for Employees, and with an emphasis on respect as a fundamental value, GOL’s executive team has been receiving continuous training in Diversity, Equity, and Inclusion. Recently, the Company conducted workshops on Race and Ethnicity, as well as holding discussions with Gender Equity and LGBT+ groups.

Two years ago, GOL launched the #MyFlightOffsets initiative, which enables Customers to voluntarily offset the carbon footprint of their trips. This has already resulted in the reduction of over 14,000 tons of CO2, preserving the equivalent of more than 3,600 hectares of native forests in Brazil. Furthermore, the adoption of Digital Navigation on board aircraft has contributed to saving paper, fuel, and reducing greenhouse gas emissions, promoting a positive impact on the environment.

The Company highly values learning more about its Employees and treating each one according to their preferences. For this reason, GOL initiated its Demographic Census, an anonymous survey conducted by specialized consultants, aimed at mapping perceptions of belonging, diversity, equity, and inclusion in the workplace. This approach is in line with the Company’s values, as we strive to be Simple, Humane, and Intelligent.

Environment	2Q23	2022	2021	2020
Fuel	10,092	37,630	26,188	25,232
Total Fuel Consumed (GJ X 1.000)	0	0	0	0
% Renewable Fuel	28,1	27,8	27,7	28,8
Total Fuel Consumed (Liters X 1.000 / ASK)
Scope 1 Gross Global Emissions	734,479	2,737,745	1,905,556	1,774,332
Greenhouse gas (GHG) emissions (tons CO2)	8,2	8,0	8,5	9,2
Greenhouse gas (GHG)/Emissions/Flight Hour (TONS CO2)	795	10,281	71	0
Greenhouse gas (GHC) Compensated greenhouse gas (GHG) emissions (TONNES CO2)
Fleet	10.7	10.4	10.4	10.7
Fleet Average Age
Social
Labor Relations
Gender of Employees (% Male/Female)	56/44	56/44	56/44	56/44
Age: Under 30 Years (%)	20	20	24	26
Between 30 and 50 Years (%)	67	68	65	63
Over 50 Years (%)	13	12	11	11
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Duration of Strikes and Blocks (# Days)	0	0	0	0
Customer and Company Behavior
Punctuality (%)	92.3	88.9	92.8	93.2
Regularity (%)	98.5	99.2	99.0	97.9
Loss of Baggage (Per 1.000 Pax)	2.32	2.37	2.06	2.10
Safety
Number of Fatalities	0	0	0	0
Number of Government Surveillance and Security Actions	0	0	0	0
Governance
Administration
Independent Directors (%)	55	55	55	55
Participation of Women in Leadership Positions (%)	35	35	35	35
Committees and Policies
Number of Committees: All with Independent Members Included	5	5	5	5
Compliance Policy (Available on the Company's IR Site)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (Available on the Company's RI Website)	✓	✓	✓	✓
Shareholders' Meetings
Representation in the Voting Capital of the General Meetings (%)	100	100	100	100

13

Earnings Release Second Quarter 2023

Consolidated Income Statement

Income Statement (R$ MM)	2Q23	2Q22	% Var.
Net Operating Revenue	4,145.9	3,242.1	27.9%
Passenger Transportation	3,720.3	2,995.7	24.2%
Cargo and Others	425.6	246.4	73.2%
Operating Costs and Expenses	(3,608.7)	(3,434.0)	5.1%
Personnel	(592.6)	(493.9)	20.0%
Aviation Fuel	(1,357.2)	(1,448.9)	(6.3%)
Landing Fees	(218.6)	(172.1)	27.3%
Passenger Costs	(207.3)	(171.3)	21.1%
Services	(309.0)	(215.7)	43.1%
Sales and Marketing	(190.3)	(242.9)	(21.8%)
Maintenance. Material and Repairs	(289.4)	(89.6)	221.1%
Depreciation and Amortization	(410.1)	(388.2)	5.6%
Others	(34.2)	(211.3)	(83.8%)
Equity Pickup	-	-	NM
Operating Profit	537.2	(191.9)	NM
Net Financial Result	(2.6)	(2,776.6)	(99.9%)
Income (Loss) Before Income Taxes	534.6	(2,968.5)	NM
Current Income Tax/Social Contribution	(7.5)	121.9	NM
Deferred Income Tax/Social Contribution	29.2	(4.5)	NM
Net Income (Loss)	556.3	(2,851.1)	NM
Earnings (Loss) Per Share (EPS) in R$	1.33	(6.81)	NM
Earnings (Loss) Per ADS in US$	0.53	(2.60)	NM
Number of Shares at the End of the Period (in Millions)	418.7	418.5	NM

14

Earnings Release Second Quarter 2023

Consolidated Balance Sheet

Consolidated Balance Sheet (R$000)	2Q23	2Q22	% Var.
ASSETS	16,447,036	16,482,476	(0.2%)
Current	2,940,783	3,212,545	(8.5%)
Cash and Cash Equivalents	253,118	394,066	(35.8%)
Investments	419,292	335,753	24.9%
Restrict Cash	-	-	NM
Trade Receivables	841,242	1,091,852	(23.0%)
Inventories	392,034	368,718	6.3%
Deposits	312,178	209,296	49.2%
Advance to Suppliers and Third Parties	338,862	361,467	(6.3%)
Taxes to Recover	131,272	227,425	(42.3%)
Rights from Derivative Transactions	4,069	52,491	(92.2%)
Other Credits	248,716	171,477	45.0%
Non-Current	13,506,253	13,269,931	1.8%
Investments	-	-	NM
Restricted Cash	41,184	90,726	(54.6%)
Deposits	2,199,306	1,867,198	17.8%
Advance to Suppliers and Third Parties	89,192	60,401	47.7%
Taxes to Recover	29,689	14,195	109.2%
Deferred Taxes	75,859	71,826	5.6%
Other Credits	25,651	38,386	(33.2%)
Rights from Derivative Transactions	16,789	23,504	(28.6%)
Investments	-	-	NM
Property. Plant & Equipment	9,137,197	9,246,475	(1.2%)
Intangible Assets	1,891,386	1,857,220	1.8%
LIABILITIES AND SHAREHOLDERS’ EQUITY	16,447,036	16,482,476	(0.2%)
Current	13,759,432	12,731,590	8.1%
Loans and Financing	1,449,338	761,543	90.3%
Leases to Pay	1,745,419	2,094,826	(16.7%)
Suppliers	2,258,893	1,845,395	22.4%
Suppliers – Drawn risk	19,955	30,000	(33.5%)
Labor Obligations	582,076	455,647	27.7%
Taxes and Contributions to Collect	195,767	283,747	(31.0%)
Airport Fees	1,369,509	1,043,059	31.3%
Advance Ticket Sales	3,236,211	3,651,292	(11.4%)
Frequent-Flyer Program	1,578,493	1,415,560	11.5%
Advances from Ticket Sales	463,575	42,567	NM
Provisions	516,563	708,228	(27.1%)
Liabilities with Derivative Transactions	2,572	-	NM
Other Liabilities	341,061	399,726	(14.7%)
Non-Current	23,102,906	23,917,278	(3.4%)
Loans and Financing	10,803,389	10,255,637	5.3%
Leases to Pay	7,919,250	9,516,790	(16.8%)
Suppliers	123,461	59,004	109.2%
Labor Obligations	459,651	200,535	129.2%
Taxes and Contributions to Collect	271,548	43,100	NM
Airport Fees	183,301	256,856	(28.6%)
Frequent-Flyer Program	197,730	245,685	(19.5%)
Lp Provisions	2,784,910	2,895,434	(3.8%)
Deferred Taxes	15,339	6,284	144.1%
Other Liabilities	344,327	437,953	(21.4%)
Shareholders’ Equity	(20,415,302)	(20,166,392)	1.2%
Share Capital	4,040,397	4,039,806	0.0%
Shares to Issue	-	591	NM
Treasury Shares	(19,002)	(39,514)	(51.9%)
Capital Reserve	765,142	1,162,480	(34.2%)
Equity Valuation Adjustments	(609,272)	(879,333)	(30.7%)
Share-Based Compensation	-	-	NM
Gains on Change in Investment	(24,592,567)	(24,450,422)	0.6%
Non-Controlling Shareholders	-	-	NM

15

Earnings Release Second Quarter 2023

Consolidated Cash Flow

Consolidated Cash Flow (R$000)	2Q23	2Q22	% Var.
Net Income (Loss) for the Period	556,289	(2,851,099)	NM
Depreciation - Aircraft Right of Use	223,245	275,508	(19.0%)
Depreciation and Amortization – Others	186,824	151,741	23.1%
Provision for Doubtful Accounts	(3,975)	259	NM
Provisions for Inventory Obsolescence	277	146	89.7%
Provision (Reversal) for Lower Deposits	-	-	NM
Provision for Loss on Advances from Suppliers	3,488	(5)	NM
Provision for Profit Sharing	-	-	NM
Adjustment to Present Value of Assets and Liabilities	47,113	9,250	NM
Deferred Taxes	(29,217)	4,513	NM
Equity Pickup	-	-	NM
Write-off of Property. Plant & Equipment and Intangible Assets	(12,751)	3,109	NM
Sale-Leaseback	(72,327)	-	NM
Amendment to Lease Agreements	88,971	-	NM
Constitution (Reversal) of Provision	324,303	42,092	NM
Actuarial Losses from Post-Employment Benefits	-	-	NM
Exchange Rate and Cash Changes. Net	(1,156,991)	1,953,359	NM
Interest on Loans and Leases and Amortization of Costs. Premiums and Goodwill	708,638	590,318	20.0%
Discount on repurchase of securities	47,193	-	NM
Income (Expenses) from Derivatives Recognized in Income (Expenses)	138,590	(20,581)	NM
Provision for Labor Obligations	-	-	NM
Share-Based Compensation	4,271	4,226	1.1%
Other Provisions	(3,120)	(6,784)	(54.0%)
Adjusted Net Income (Loss)	982,736	156,052	NM
Changes in Operating Assets and Liabilities:
Investments	18,560	4,833	284.0%
Trade Receivables	197,205	(131,509)	NM
Inventories	16,434	(75,775)	NM
Deposits	66,673	(156,661)	NM
Advance to Suppliers and Third Parties	(8,231)	(52,499)	(84.3%)
Taxes to Recover	32,577	25,436	28.1%
Variable Leases	(931)	4,573	NM
Suppliers	116,060	(76,642)	NM
Suppliers – Forfaiting	(10,157)	20,214	NM
Advance Ticket Sales	107,601	898,464	(88.0%)
Frequent-Flyer Program	(93,135)	(21,567)	331.8%
Advances from Ticket Sales	(78,441)	(44,770)	75.2%
Labor Obligations	8,002	160,111	(95.0%)
Airport Fees	45,901	15,133	203.3%
Taxes to Collect	14,604	(55,134)	NM
Liabilities with Derivative Transactions	(5,397)	(48,820)	(88.9%)
Provisions	(516,406)	(77,586)	NM
Other Credits (Liabilities)	(6,725)	37,312	NM
Interest Paid	(210,972)	(283,687)	(25.6%)
Income Tax Paid	-	(68)	NM
Net Cash in Operational Activities	675,958	297,410	127.3%
Financial Investments in Subsidiary	-	-	NM
Advance for Future Capital Increase in a Subsidiary	-	-	NM
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	-	-	NM
Advance for Property. Plant & Equipment Acquisition. Net	-	-	NM
Acquisition of Property. Plant & Equipment	5,010	(67,441)	NM
Return of Advance for Acquisition of Property. Plant & Equipment	(189,973)	(169,899)	11.8%
Sale-Leaseback Transactions Received	-	-	NM
Acquisition of Intangible Assets	232	-	NM
Loans Receivable from Related Parties	(48,570)	(20,613)	135.6%
Net Cash Used in Investment Activities	(233,301)	(257,953)	(9.6%)
Fundraising in Loans and Financing	222,750	-	NM
Loan Payments	(147,637)	(132,376)	11.5%
Lease Payments - Aircraft	(513,247)	(591,567)	(13.2%)
Lease Payments – Others	(11,644)	(22,345)	(47.9%)
Sale of Treasury Shares	-	-	NM
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Shareholders	-	-	NM
Acquisition of Non-Controlling Shareholders	-	-	NM
Capped Call Premium (Paid) Received	-	-	NM
Capital Increase	-	946,308	NM
Shares to Issue	-	933	NM
Net Cash from Financing Activities	(449,778)	200,953	NM
Exchange Rate Change of the Cash of Subsidiaries Abroad	(26,126)	18,420	NM
Net Decrease in Cash and Cash Equivalents	(33,337)	258,830	NM
Cash and Cash Equivalents at the Start of the Period	286,455	135,236	111.8%
Cash and Cash Equivalents at the End of the Period	253,118	394,066	(35.8%)
16

Earnings Release Second Quarter 2023

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor). acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas. a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea. traded on the London Stock Exchange. serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash. financial investments and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight. plus taxi time.
•	LESSOR: The party renting a property or other asset to another party. the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case. flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back. enabling use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

17

Earnings Release Second Quarter 2023

Contact

Email: ir@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business. estimates for operating and financial income (expenses). and those related to growth prospects of GOL. which are. by nature. subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks. uncertainties. contingencies and other factors. many of which are beyond GOL’s control. and which may lead the results. performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those achieved by GOL. Although GOL believes that the estimates here are reasonable. they may prove to be incorrect. and the results may be different. These are merely estimates and projections and. as such. are based exclusively on management's expectations for GOL. Such forward-looking statements depend. substantially. on external factors and risks presented in the disclosure documents filed by GOL. apply exclusively to the date they were issued and are. therefore. subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures. which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “total liquidity” and "EBITDA". GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer